Filed Pursuant to Rule 424(b)(3)

Registration No. 333-178333 and

Nos. 333-178333-01 through 333-178333-12

Prospectus Supplement No. 1

(To Prospectus dated December 29, 2011)

Horizon Lines, Inc.

Common Stock, Warrants, 6.00% Series A Convertible Secured Notes due 2017 and 6.00%

Series B Mandatorily Convertible Secured Notes due 2017

This Prospectus Supplement No. 1 supplements and amends the prospectus dated December 29, 2011 (the “Prospectus”). This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K dated January 12, 2012, which is attached hereto.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

See “Risk Factors” beginning on page 18 of the Prospectus for a discussion of certain risks that you should consider prior to investing in the securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is January 12, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 11, 2012

HORIZON LINES, INC.

(Exact name of registrant as specified in its Charter)

Delaware	001-32627	74-3123672
(State or Other Jurisdiction of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

(Address of Principal Executive Offices, including Zip Code)

(704) 973-7000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On January 11, 2012, Horizon Lines, Inc. (the “Company”) announced that it has completed the mandatory debt-to-equity conversion of approximately $49.7 million of the Company’s 6.00% Series B Mandatorily Convertible Senior Secured Notes (the “Series B Notes”). Under the terms of the Company’s recapitalization plan that was undertaken in October 2011, on January 10, 2012, the Company mandatorily converted approximately $49.7 million of the Series B Notes at a conversion rate of 54.7196 shares of common stock (reflecting the 1-for-25 reverse stock split of the Company’s common stock effective December 7, 2011) per $1,000 principal amount of Series B Notes. Approximately $18.5 million of the Series B Notes were converted into 1,014,839 shares of common stock with the remainder being converted into warrants exercisable into shares of common stock. A copy of the press release is attached as Exhibit 99.1 hereto, and is herein incorporated by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99.1	Press Release of Horizon Lines, Inc. dated January 11, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HORIZON LINES, INC.
(Registrant)

Date: January 12, 2012	By:	/s/ Michael T. Avara
Michael T. Avara
Executive Vice President and Chief Financial Officer

Exhibit Index

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press Release of Horizon Lines, Inc. dated January 11, 2012.

Exhibit 99.1

PRESS RELEASE

For information contact:

Jim Storey

Director, Investor Relations & Corporate Communications

704.973.7107

jstorey@horizonlines.com

HORIZON LINES COMPLETES MANDATORY DEBT CONVERSION

$49.7 Million of 6.00% Series B Mandatorily Convertible Senior Secured

Notes Exchanged for Common Stock and Warrants

CHARLOTTE, NC, January 11, 2012 – Horizon Lines, Inc. today announced that it has completed the mandatory debt-to-equity conversion of approximately $49.7 million of the company’s 6.00% Series B Mandatorily Convertible Senior Secured Notes (the “Series B Notes”). The mandatory conversion reduces debt, lowers annualized interest payments and is expected to increase the value of the company’s shares outstanding.

Under the terms of the company’s recapitalization plan that was undertaken in October 2011, the Series B Notes are mandatorily convertible into shares of common stock or warrants in two equal installments on the three-month and nine-month anniversaries of their issuance, subject to certain conditions.

In accordance with these terms, on January 10, 2012, the company mandatorily converted approximately $49.7 million of the Series B Notes at a conversion rate of 54.7196 shares of common stock (reflecting the 1-for-25 reverse stock split of the company’s common stock effective December 7, 2011) per $1,000 principal amount of Series B Notes. Approximately $18.5 million of the Series B Notes were converted into 1,014,839 shares of common stock with the remainder being converted into warrants exercisable into shares of common stock. The distribution of common stock and warrants was based upon the U.S. citizenship verifications of the holders of the Series B Notes. Foreign holders, or holders who did not provide proof of U.S. citizenship, received warrants exercisable by U.S. citizens into an applicable quantity of common stock. All fractional interests were paid in cash.

“This mandatory conversion reduces the company’s annualized interest payments by approximately $3.0 million and represents a major step in deleveraging the company’s balance sheet under the opportunities provided by our new capital structure,” said Stephen H. Fraser, President and Chief Executive Officer. “Affording us the ability to decrease debt is an essential component of the refinancing structure that we put in place last October with the help of our note holders. Issuing stock as a means to replace debt also allows us to immediately increase the total market value of our equity, as well as build shareholder value over time.”

Horizon Lines Completes Mandatory Exchange Offer	Page 2 of 3

Subject to certain conditions, the remaining approximately $49.7 million in aggregate principal amount of the Series B Notes is scheduled to be mandatorily converted into shares of common stock and warrants in July 2012. The Series B Notes will be automatically converted into 6.00% Series A Convertible Senior Secured Notes due 2017 on October 5, 2012 if the company is unable to effect mandatory conversion before then.

About Horizon Lines

Horizon Lines, Inc. is the nation’s leading domestic ocean shipping and integrated logistics company. The company owns or leases a fleet of 20 U.S.-flag containerships and operates five port terminals linking the continental United States with Alaska, Hawaii and Puerto Rico. The company also provides integrated, reliable and cost competitive logistics solutions. Horizon Lines, Inc., based in Charlotte, NC, is listed on the New York Stock Exchange and trades on the OTCQB under symbol HRZL.

Forward-Looking Statements

The information contained in this press release should be read in conjunction with our filings made with the Securities and Exchange Commission. This press release contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Words such as, but not limited to, “anticipate,” “will,” “may,” “expect,” “would,” “could,” and similar expressions or phrases identify forward-looking statements.

Factors that may cause expected results or anticipated events or circumstances discussed in this press release to not occur or to differ from expected results include: failure to remain listed on the NYSE; our ability to sub-charter certain of our leased vessels, failure to comply with the terms of our probation imposed by the court in connection with our plea relating to antitrust matters; any new adverse developments relating to antitrust matters in any of our trades; failure to resolve or successfully defend any government investigations related to (i) environmental regulations including recordkeeping and reporting requirements for vessel generated pollution, (ii) the imposition of fuel surcharges in connection with government contracts, or (iii) any other matters and related legal proceedings; suspension or debarment by the federal government; volatility in fuel prices; or decreases in shipping volumes.

All forward-looking statements involve risk and uncertainties. In light of these risks and uncertainties, expected results or other anticipated events or circumstances discussed in this press release might not occur. The forward-looking statements included in the press release are made only as of the date they are made and the company undertakes no obligation to update any such statements, except as otherwise required by applicable law. See the section entitled “Risk Factors” in our Form 10-Q filed with the SEC on November 4, 2011, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Those factors and the other risk factors described therein are not necessarily all of the important factors that could cause actual results or developments to

Horizon Lines Completes Mandatory Exchange Offer	Page 3 of 3

differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences.

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